Eagle Spinco Inc.

One PPG Place

Pittsburgh, Pennsylvania 15272

December 27, 2012

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration
Eagle Spinco Inc.
Registration Statement on Form S-4/S-1 (File No. 333-183727)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Eagle Spinco Inc. (the “Company”), a Delaware corporation, hereby requests that its Registration Statement on Form S-4 and S-1 (File No. 333-183727) (the “Registration Statement”) be declared effective at 10:00 a.m., Washington, D.C. time, or as soon thereafter as practicable on December 27, 2012.

The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities specified in the Registration Statement. Further, the Company acknowledges that in connection with the Registration Statement: (i) should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Very truly yours, Eagle Spinco Inc.

By:	/s/ Michael McGarry
Name:	Michael McGarry
Title:	President

[Signature Page to the Acceleration Request]